This Amended and Restated Pricing Supplement No. 2016-USNCH0017 is being filed to include the USNCH number and to revise the pricing date, issue date, maturity date, interest payment dates, minimum interest rate after the first year of issuance of the notes and historical performance information.

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 17, 2016

Citigroup Global Markets Holdings Inc.	May-----, 2016 Medium-Term Senior Notes, Series N Amended and Restated Pricing Supplement No. 2016–USNCH0017 Filed Pursuant to Rule 424(b)(3) Registration Statement Nos. 333-192302 and 333-192302-06

Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

▪ The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. The notes will bear interest at a fixed rate for one year and, thereafter, will bear interest at a floating rate based on the CMS spread, subject to the minimum interest rate specified below. The CMS spread is the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”) and will be reset quarterly. The notes offer an above-market fixed interest rate in the first year. Thereafter, however, interest payments on the notes will vary based on fluctuations in the CMS spread and may be as low as 1.20% per annum.

▪ Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	May , 2016 (expected to be May 17, 2016)
Issue date:	May , 2016 (expected to be May 24, 2016). See “Supplemental Plan of Distribution” in this pricing supplement for more information.
Maturity date:	May , 2021 (expected to be May 24, 2021)
Payment at maturity:	At maturity you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest:

▪ During each interest period from and including the issue date to but excluding May   , 2017 (expected to be May 24, 2017), the notes will bear interest at a fixed rate of 4.25% per annum

▪ During each interest period commencing on or after May   , 2017 (expected to be May 24, 2017), the notes will bear interest at a floating rate equal to the CMS spread, as determined on the interest determination date for that interest period, subject to a minimum interest rate of 1.20% per annum

After the first year of the term of the notes, interest payments will vary based on fluctuations in the CMS spread. After the first year, the notes may pay interest at a below-market rate for an extended period of time, or even throughout the entire remaining term.

CMS spread:	On any interest determination date, CMS30 minus CMS2, each as determined on that interest determination date
Interest determination date:	For any interest period commencing on or after May , 2017 (expected to be May 24, 2017), the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The day of each February, May, August and November (expected to be the 24th day of each February, May, August and November), beginning on August , 2016 (expected to be August 24, 2016) and ending on the maturity date
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17324C2J4 / US17324C2J41
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000	$10	$990
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $950.00 and $980.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $10 for each $1,000 note sold in this offering. The per note proceeds to issuer above represents the minimum per note proceeds to issuer, assuming the maximum per note underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement IE-07-02 dated March 8, 2016      Prospectus Supplement and Prospectus each dated March 7, 2016

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, for complete information about the manner in which interest payments on the notes will be calculated and paid, you should read the section “Description of the Notes” in the accompanying product supplement together with the information in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your decision whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

No Survivor’s Option. For the avoidance of doubt, the notes offered hereby are not survivor’s option notes and the provisions related to survivor’s option notes in the accompanying product supplement are not applicable.

Business Day Convention. Notwithstanding what is otherwise provided in the accompanying product supplement, if an interest payment date falls on a day that is not a business day (as defined in the accompanying product supplement), the interest payment to be made on that interest payment date will be made on the next succeeding business day. Such payment will have the same force and effect as if made on that interest payment date, and no interest will accrue as a result of delayed payment.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest payments after the first year of the term of the notes based on various hypothetical CMS spread values.

As illustrated below, if the CMS spread is less than or equal to 1.20% on the applicable interest determination date, the floating interest rate will be the minimum interest rate of 1.20% per annum for the related interest period.

The examples are for purposes of illustration only and have been rounded for ease of analysis. The actual interest payments after the first year of the term of the notes will depend on the actual value of the CMS spread on each interest determination date. The applicable interest rate for each interest period will be determined on a per annum basis but will apply only to that interest period.

Hypothetical CMS Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-1.000%	1.200%	$3.00
-0.800%	1.200%	$3.00
-0.600%	1.200%	$3.00
-0.400%	1.200%	$3.00
-0.200%	1.200%	$3.00
0.000%	1.200%	$3.00
0.200%	1.200%	$3.00
0.400%	1.200%	$3.00
0.600%	1.200%	$3.00
0.800%	1.200%	$3.00
1.000%	1.200%	$3.00
1.200%	1.200%	$3.00
1.400%	1.400%	$3.50
1.600%	1.600%	$4.00
1.800%	1.800%	$4.50
2.000%	2.000%	$5.00
2.200%	2.200%	$5.50
2.400%	2.400%	$6.00
2.600%	2.600%	$6.50
2.800%	2.800%	$7.00
3.000%	3.000%	$7.50
3.200%	3.200%	$8.00

_______________________________

(1) Hypothetical CMS spread = (CMS30 – CMS2), where CMS30 and CMS2 are each determined on the second U.S. government securities business day prior to the beginning of the applicable interest period.

(2) Hypothetical interest rate per annum for the interest period = the greater of (i) CMS Spread and (ii) 1.20%.

(3) Hypothetical quarterly interest payment per note = (i) the stated principal amount of $1,000 multiplied by the applicable interest rate per annum divided by (ii) 4.

May 2016	PS-2

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with fluctuations in the CMS spread. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page IE-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	After the first year, the notes will pay interest at a floating rate that may be as low as 1.20% on one or more interest payment dates. The floating interest payments on the notes will vary based on fluctuations in the CMS spread. If the CMS spread does not widen significantly from its current level, interest payments on the notes will be paid at the minimum interest rate of 1.20% per annum. The CMS spread is influenced by many complex economic factors and is impossible to predict. After the first year, it is possible that the notes will pay interest at a below-market rate for an extended period of time, or even throughout the entire remaining term of the notes. Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market interest payments after the first year of the term of the notes.

▪	The CMS spread may be reduced if short-term interest rates rise or if the market expects short-term interest rates to rise. Although there is no single factor that determines the spread between CMS rates of different maturities, CMS spreads have historically tended to fall when short-term interest rates rise or when the market expects short-term interest rates to rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue (or continue to pursue) a policy of raising short-term interest rates, or that the market may anticipate such a policy. In that event, if historical patterns hold, the CMS spread is unlikely to rise from its current level and may decline, resulting in interest payments on the notes at the minimum interest rate of 1.20% per annum. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the CMS spread is influenced by many complex factors and that it may decrease even in the absence of an increase in short-term interest rates and that it may fail to widen even if short-term interest rates fall. See “About Constant Maturity Swap Rates” in the accompanying product supplement.

▪	The floating interest rate on the notes may be lower than other market interest rates. The floating interest rate on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS spread will decrease. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. If Citigroup Inc. exercises its right to assume the obligations of Citigroup Global Markets Holdings Inc. under the notes, as described in the accompanying prospectus, Citigroup Global Markets Holdings Inc. will be relieved of its obligations under the notes and investors will be subject solely to the credit risk of Citigroup Inc., without any direct claim against the assets of Citigroup Global Markets Holdings Inc. There is a risk that such an assumption may be treated as a taxable modification of the notes. You should read carefully the discussion under “Other Risk Factors—The U.S. Federal Tax Consequences of an Assumption of the Notes are Unclear” and “United Stated Federal Tax Considerations—Assumption by Citigroup” in the accompanying prospectus supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment.

▪	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is

May 2016	PS-3

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The difference between CMS30 and CMS2 may not be as great as the difference between CMS30 and a CMS rate with a shorter maturity. The floating interest payments on the notes may be less than they would be if the notes were linked to the spread between CMS30 and a CMS rate with a shorter maturity than 2 years.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS spread and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CMS spread and a number of other factors, including expectations of future levels of CMS30 and CMS2, the level of general market interest rates, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CMS spread. You should not take our offering of the notes as an expression of our views about how the CMS spread will perform in the future or as a recommendation to invest in any instrument linked to the CMS spread, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of

May 2016	PS-4

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

▪	The manner in which CMS rates are calculated may change in the future. The method by which CMS30 and CMS2 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS30 and CMS2 or otherwise. We cannot predict whether the method by which CMS30 or CMS2 is calculated will change or what the impact of any such change might be. Any such change could affect the level of the CMS spread in a way that has a significant adverse effect on the notes.

▪	Hedging and other trading activities by our affiliates may affect the determination of the CMS spread. CMS rates are determined based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturities sourced from electronic trading venues. Our affiliates may engage in trading activities on these electronic trading venues, in order to hedge our obligations under the notes, as part of their general business activities or otherwise. These trading activities could affect the level of the CMS spread in a way that has a negative effect on the interest rate payable under the notes. They could also result in substantial returns for our affiliates while the value of the notes declines. In engaging in these trading activities, our affiliates will have no obligation to consider your interests as an investor in the notes.

▪	The calculation agent, which is our affiliate, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect one or more payments owed to you under the notes. Such judgments could include, among other things, determining the level of CMS30 or CMS2 if it is not otherwise available on an interest determination date and selecting a successor rate if either CMS30 or CMS2 is discontinued. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any floating interest payment owed to you under the notes.

Information About the CMS Spread

The notes are CMS spread notes, which means that they pay interest (after the first year) based on the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—CMS30 and CMS2. A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity, as more fully described in the section “About Constant Maturity Swap Rates” in the accompanying product supplement. The relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis. See “About Constant Maturity Swap Rates” in the accompanying product supplement for examples of CMS rate curves. Interest payments on the notes will depend on changes in the steepness of this CMS rate curve. If the CMS rate curve steepens, such that the difference between CMS30 and CMS2 becomes greater and exceeds 1.20%, the floating interest payments on the notes will increase. Conversely, if the CMS rate curve fails to steepen, or if it flattens or becomes inverted, such that the difference between CMS30 and CMS2 fails to widen or becomes smaller or negative, the floating interest payments on the notes will be paid at the minimum interest rate of 1.20% per annum.

Many complex economic factors may influence CMS rates and the spread between CMS rates of different maturities. Accordingly, it is not possible to predict the future performance of any CMS rate or the spread between CMS rates of different maturities. You should not purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the CMS spread.

For information about how CMS30 and CMS2 will be determined on each interest determination date, see “Description of the Notes—Terms Related to the Specified CMS Rate(s)—Determining a Specified CMS Rate” in the accompanying product supplement.

Historical Information

The graph below shows the daily values of the CMS spread for each day such value was available from January 2, 2006 through May 13, 2016 using historical data obtained from Bloomberg. The historical values of the CMS spread should not be taken as an indication of the future values of the CMS spread during the term of the notes.

The CMS spread at 11:00 a.m. (New York time) on May 13, 2016 was 1.192%.

May 2016	PS-5

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

Historical CMS Spread (%) January 2, 2006 to May 13, 2016

United States Federal Tax Considerations

Based on current market conditions, we expect the notes to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.” However, the treatment of the notes for U.S. federal income tax purposes will be based on market conditions as of the pricing date, and the final Pricing Supplement for the notes will provide further information regarding the treatment. If the notes are not treated as “contingent payment debt instruments,” they will instead be treated as “variable rate debt instruments” with the consequences described in the section of accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments.” The remainder of this summary assumes that the notes are treated as contingent payment debt instruments.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of     %, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

May 2016	PS-6

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

August 24, 2016	$	May 24, 2018	$	February 24, 2020	$
November 24, 2016	$	August 24, 2018	$	May 24, 2020	$
February 24, 2017	$	November 24, 2018	$	August 24, 2020	$
May 24, 2017	$	February 24, 2019	$	November 24, 2020	$
August 24, 2017	$	May 24, 2019	$	February 24, 2021	$
November 24, 2017	$	August 24, 2019	$	May 24, 2021	$
February 24, 2018	$	November 24, 2019	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussion below, if you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

There is a risk that an assumption of the notes by Citigroup Inc. may be treated as a taxable modification. You should read carefully the discussion regarding the U.S. federal tax consequences of an assumption under “Other Risk Factors—The U.S. Federal Tax Consequences of an Assumption of the Notes are Unclear” and “United Stated Federal Tax Considerations—Assumption by Citigroup” in the accompanying prospectus supplement.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $10 for each $1,000 note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle three business days after the date on which the parties agree to the sale. Because the issue date for the notes is more than three business days after the pricing date, investors who wish to sell the notes at any time prior to the third business day preceding the issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical

May 2016	PS-7

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate CMS Spread Notes Due May-----, 2021

package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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May 2016	PS-8